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UNITED STATES	Expires: February 28, 2009
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Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VALCENT PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class Securities)

918881103

(CUSIP NUMBER)

September 5, 2008 (This Amendment No. 3 to Schedule 13G is being voluntarily filed by the reporting person)

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.  918881103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Agosto Corporation Limited ...........................................................................................................................................................................................

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a) ...

(b)   ...

3.
SEC Use Only ...

4.	Citizenship or Place of Organization ...... Agosto is a British Virgin Islands corporation ......................................................................................

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5.	Sole Voting Power ...... 7,949,020 ...................................................................................................................................................................

	6.	Shared Voting Power .......................................................................................................................................................................................

	7.	Sole Dispositive Power ...... 7,949,020 ...........................................................................................................................................................

	8.	Shared Dispositive Power ..............................................................................................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ...... 7,949,020 ................................................................................................

(see description in Item 4 below) ....................................................................................................................................................................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) .....................................................................................

11.	Percent of Class Represented by Amount in Row (9) ...... 15.0% ..............................................................................................................................

12.	Type of Reporting Person (See Instructions) ...... CO .................................................................................................................................................

Item 1.

(a)	Name of Issuer:	Valcent Products, Inc.
	Address of Issuer's Principal Executive Offices:	789 West Pender St., Suite 1010
Vancouver, BC Canada V6C IH2

Item 2.

(a)	Name of Person Filing:	Agosto Corporation Limited

(b)	Address of Principal Business Office or, if none, residence:	Catherine E. Christopher Building
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(c)	Citizenship:	British Virgin Islands

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	918881103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	7,949,020

Pursuant to the convertible debentures held by Agosto, Agosto is contractually prohibited from converting the debenture if such conversion would cause Agosto to hold more than 9.99% of Valcent’s outstanding common stock.

(b)	Percent of class:	15.0%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	7,949,020

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	7,949,020

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.  Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.  Not Applicable

Item 8. Identification and Classification of Members of the Group.  Not Applicable

Item 9. Notice of Dissolution of Group.  Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 24, 2008

/s/ Agosto Corporation Ltd.
Agosto Corporation Ltd.

By:	Dr. J. Gordon Murphy, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).